

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2007

<u>By facsimile to (602) 254-9191 and U.S. Mail</u>

Mr. Thomas A. Bontems
Chief Executive Officer
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, AZ 85003

Re: Universal Fog, Inc.
    Preliminary Information Statement on Schedule 14C
    Filed October 23, 2007
    Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and
    Subsequent Exchange Act Reports
    File No. 0-51060

Dear Mr. Bontems:

      We have reviewed your filings and have the comments below.

      Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

      Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Pre14C

General

1.   It appears that the amendment to UFOG's certificate of incorporation to effect the reverse stock split involve (i) the share exchange agreement in which UFOG will acquire 100% of the issued and outstanding share capital of China Health Industries Holdings Limited from Sun Xin in exchange for the issuance by UFOG of 60 million shares of its common stock, and (ii) the sale of assets to Universal Fog Systems. Revise the filing to include the information required by Items 11, 13, and 14 of Schedule 14A. See Item 1 of Schedule 14C. See also note A to Schedule 14A.

2.   Please note that in providing information pursuant to the comment above, please take in to account our comments below on your disclosures in Forms 8-K that relate to these transactions.

Tax Impact of the Reverse Split, page 5

3.   Delete the word "generally" in the second paragraph because the word "generally" may imply that UFOG has not disclosed all material federal income tax consequences of the reverse split and that stockholders cannot rely on the disclosure.

Change in Accountants

4.   Once your reverse split becomes effective, please file a Form 8-K Item 4.01 to disclose that Turner, Stone & Company, L.L.P. are no longer the independent registered public accounting firm of the registrant. Refer to Item 4.01 of Form 8-K.

8-K dated June 26, 2007 and filed September 14, 2007

Pro Forma Financial Statements

5.   We note in Note 5 on page F-23 that, China Health Industries Holdings Limited entered into a share purchase agreement with Harbin Humankind Biology Technology Co., Limited on August 20, 2007. Please revise your filing to provide pro forma financial information for the appropriate periods pursuant to Item 310(d) of Regulation S-B.

6.   We note that your Board of Directors approved the share exchange agreement between Universal Fog and China Health Industries Holdings Limited on October 19, 2007. Please revise your filing to provide pro forma financial information for the appropriate periods pursuant to Item 310(d) of Regulation S-B.

The Agreements, page 3

7.   Please expand your disclosures to include the purchase price and other relevant terms of the asset purchase and sale agreement between the Company and Universal Fog Systems.

Organizational Charts, page 3

8.   The "after closing" chart that you provide does not appear to account for the transactions contemplated by the Share Exchange Agreement. Please revise so that investors will not be confused about the structure of the company after all of the transactions are complete.

Description of the Business of Harbin Humankind, page 8

9.   The discussion of Harbin Humankind's business should be significantly more detailed. Please see Item 101 of Regulation S-B for the items that should be discussed. More specifically, and without limitation, you should discuss in reasonable detail the types of products you make and sell, not merely the nature of the products ('health food and healthcare'). In addition, you should substantially elaborate upon the items that you give in bullet point format to provide more context for investors and to explain how the items affect your business. We may have additional comments upon review of your revised disclosure.

Company Overview, page 8

10.   Disclosure states that one of Harbin Humankind's products planned for production is the RunChao Soft Capsule. Clarify the RunChao Soft Capsule's status. For example, disclose whether the RunChao Soft Capsule is in the planning stage, whether prototypes exist, the degree to which product design has progressed, or whether further engineering is necessary. See Item 101(b)(3) of Regulation S-B.

What We Do, page 8

11.   The diagram on page 8 does not provide investors with meaningful information. Please provide disclosure that explains the diagram and helps investors understand why this is significant.

<u>Where We Will Do It, page 10</u>

12.   Disclosure states that Harbin Humankind occupies 3,000 square meters of real estate and uses it as its main manufacturing facility. Clarify whether the real estate is owned or leased. If leased, state the lease's principal provisions, including duration, and advise what consideration you have given to filing the lease as an exhibit. <u>See</u> Item 601(b)(10) of Regulation S-B. We note the disclosure under "Land Use Right" in note 4 to Harbin Humankind's financial statements filed as exhibit 99.1.

<u>Existing Equipment in Heilongjiang Province, page 12</u>

13.   Disclosure states that Harbin Humankind is building a GMP production line for medicine. Specify Habrin Humankind's known or anticipated schedule for completion of the production line. Also explain here and elsewhere what the abbreviation "GMP" means. For example, refers to pages 10 and 18.

<u>Forward-Looking Statements, page 13</u>

14.   Disclosure states that Harbin Humankind has not reviewed or included data from all sources and cannot assure the accuracy or completeness of the data included in the 8-K. Revise to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the 8-K.

<u>Year Ended June 30, 2007 Compared to the Year Ended June 30, 2006, page 14</u>

15.   Please expand your discussion of results of operations to explain in more detail the reasons for fluctuations in your line items year over year. Specifically, we note the following:

- You disclose revenue decreased year over year due to a decrease in customer business. Expand your discussion to explain to your readers why you had a decrease in customer business. In your disclosure, consider comparing the number of customers in fiscal 2007 compared to fiscal 2006 or discuss any decreases in sales to major customers.

- Although you disclose that cost of sales decreased from a dollar amount perspective, cost of sales as a percentage of sales increased from 65.3% in fiscal 2006 to 107.6% in fiscal 2007. Please disclose why your cost of sales increased significantly year over year as a percentage of revenue as well as why cost of sales are greater than revenue in fiscal year 2007.

- Your general and administrative expenses increased 103.9% although your revenue decreased 109.4% from fiscal 2006 to fiscal 2007. Please explain the material fluctuations in your general and administrative expenses. For example, explain why you did not have any depreciation expenses in fiscal 2006 although you did have repair and maintenance expenses in both years and we note in your cash flow statement that you had material fixed asset purchases in both years. Further disclose the significant increase in consultant and professional fees.

These are illustrative examples and are not comprehensive. Please refer to SEC Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* and revise your discussion throughout to provide greater depth of analysis.

Liquidity and Capital Resources, page 14

16.   Please revise your liquidity and capital resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. Your disclosure should not merely be a recitation of financial statement balances. Refer to guidance presented in Part IV of SEC Release 33-8350.

17.   In light of Harbin Humankind Biology Technology Co., Limited's loss from operations and net loss of $106,762 and accumulated deficit of $166,715, for the fiscal year ended June 30, 2007, please enhance your disclosure regarding your liquidity. Provide a comprehensive discussion of your liquidity given your recurring losses and explain how you have determined you will continue as a going concern. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. In your revised disclosure, please incorporate your risk factor on page 17 of your Form 8-K, such that you will need approximately $5 million to implement your business plan and meet your capital expenditure needs over the next three years. Please disclose how much operating capital you anticipate is necessary over the next 12 months.

Cautionary Factors That May Affect Future Results, page 17; Risk Factors, page 17

18.   Your risk factors section should disclose all risks that you believe are material at this time. Therefore, please remove the statements below or amend them so that they do not suggest that you face current, known material risks that you have not discussed.

- "Listed below are some important factors that could cause actual results to differ from expected or historic results. One should understand that is not possible to

> predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete list of all potential risks or uncertainties."

- "There are numerous and varied risks, known and unknown, that may prevent the Registrant from achieving its goals. The risks described below are not the only ones the Company will face."

- "There are numerous risks, known and unknown, that may prevent the Company from achieving its goals including, but not limited to, those described below. Additional unknown risks may also impair the Company's financial performance and business operations."

19. Please include a risk factor that discusses your auditor's going concern opinion and your ability to continue as a going concern.

The Company's stock price may be volatile, page 21

20. Disclosure states that sales of common stock, particularly following effectiveness of the resale registration statement required to be filed in connection with the private placement, may cause the common stock's market price to be volatile. Clarify to what private placement you are referring. Similarly, revise the disclosure under "Offers or availability for sale of a substantial number of shares of the Company's common stock may cause the price of the Company's common stock to decline" on page 22.

There is currently no liquid trading market for the Company's common stock and the Company cannot ensure that one will ever develop or be sustained, page 21

21. Disclosure states that the company currently does not satisfy the initial listing standards. Clarify the initial listing standards to which you refer.

The Company's common stock may be deemed a "penny stock", which would make it more difficult for investors to sell their shares, page 22

22. Since UFOG is a penny stock issuer, revise the disclosure to reflect this fact.

Directors and Executive Officers, page 23

23. If applicable, describe any family relationships among directors, executive officers, or persons nominated or chosen to become directors or executive officers. See Item 401(c) of Regulation S-B. We note that Messrs. Xin Sun and Kai Sun have the same surname.

Certain Relationships and Related Transactions, page 26

24. We assume that the reference to Mr. Sun Xin rather than to Mr. Xin Sun as the Company's former majority owner is inadvertent. We note the disclosure under note 10 to Harbin Humankind's financial statements filed as exhibit 99.1.

Market Price and Dividends, page 26

25. Disclosure states that, except for the special cash distribution, the Company does not intend to pay cash dividends to its stockholders. Please elaborate on all material terms this special cash distribution, including its amount.

Exhibit 99.1

Note 4 – Significant Accounting Policies, page F-8

26. Please provide your foreign currency policy for Harbin Humankind Biology Technology Co., Ltd. similar to the disclosure provided on page F-21 for China Health Industries Holdings Limited. It is currently unclear to your readers what your functional currency and reporting currency are.

Major Customers

27. In consideration of your customers disclosure on page 12 of your Form 8-K, please provide a disclosure in your footnotes to disclose information about major customers pursuant to paragraph 39 of SFAS 131.

Note 11 – Owners' Equity, page F-13

28. We note your disclosure in Note 10 on page F-12 that you borrowed $775,067 and $289,061 from Xin Sun in the fiscal years ended June 30, 2007 and June 30, 2006, respectively for a total of $1,064,128. In consideration that the remaining balance due as of June 30, 2007 is $431,203, please explain to us how you determined the value of $1,318,922 that Xin Sun converted his loans into additional paid-in capital in December 2006.

Note 13 – Commitments and Contingencies, page F-13

29.   Please expand your discussion of contingent liabilities to provide the disclosure required by SFAS 5. Clarify whether you believe it is probable, reasonably possible or remote that losses could be material from your exposure to litigation, potential environmental liabilities and other matters. If reasonably possible, we would expect more detailed and specific disclosures concerning specific contingencies, rather than generalized risk disclosures.

10-KSB

Item 8A. Controls and Procedures

30.   We are unable to locate the information required by Items 307 and 308 of Regulation S-B. Amend the 10-KSB to include the information.

Exhibit Index

31.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Signatures, page 12

32.   UFOG's controller or principal accounting officer also must sign the annual report. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form 10-KSB. See General Instruction C.2. of Form 10-KSB, and revise.

March 31, 2007 and June 30, 2007 10-QSBs

Item 3. Controls and Procedures

33.   We note disclosures under paragraph (a) that UFOG's officers evaluated the effectiveness of its controls and procedures "within 90 days prior to the filing date of this report" rather than as of the end of the period covered by the report as required by Item 307 of Regulation S-B. Please confirm supplementally that they evaluated the effectiveness as of the end of the period, and confirm that you will make conforming changes in future filings.

<u>Closing</u>

Please amend your filings as necessary to comply with the comments above. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C and the amendments to the Exchange Act reports, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision. Since UFOG and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from UFOG in which UFOG acknowledges that:

- UFOG is responsible for the adequacy and accuracy of the disclosure in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- UFOG may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that UFOG provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

                                     Very truly yours,

                                     Pamela A. Long
                                     Assistant Director

cc: Harold H. Martin, Esq.
          17115 Kenton Drive, Suite 202A
          Cornelius, NC 28031